LEGION PARTNERS RELEASES PUBLIC LETTER TO SHAREHOLDERS HIGHLIGHTING NEED FOR CHANGE AT PRIMO WATER CORPORATION

- **Details significant operational and financial underperformance under Executive Chairman Billy Prim**

- **Expresses concern with alarming conflicts of interest among long-tenured directors Malcolm McQuilkin, Richard Brenner, and David Warnock, who all have ties to Blue Rhino, a company founded by Executive Chairman Billy Prim**

- **Believes excessive pay packages in 2015 and 2016 resulted in over $35 million in compensation to Executive Chairman Billy Prim, CEO Matt Sheehan, and former CFO Mark Castaneda, demonstrating that Board lacks sufficient independence**

- **Contends Primo is an incredible business with significant scale but is being held back by a lack of critical expertise on the Board and an inability or unwillingness to objectively evaluate the performance of management and directors**

- **Argues improved accountability of management for promised growth requires the elimination of the Executive Chairman role, a refreshed Board of new independent directors and instilling a best-in class governance structure – including de-staggering the Board**

BEVERLY HILLS, CA – September 17, 2019 – Legion Partners Holdings, LLC (together with its affiliates, "Legion Partners") today released a public letter to shareholders of Primo Water Corporation (Nasdaq: PRMW) ("Primo" or the "Company"). Legion Partners beneficially owns 3,567,946 shares of Primo, representing approximately 9.1% of Primo's outstanding common stock. Despite considerable effort over the past 18 months to work constructively with the Company to improve Primo's corporate governance, reduce executive compensation excesses, enhance related party transparency, and hold management accountable for repeated executional failures, Legion Partners has lost confidence in the Board of Directors (the "Board") to adopt the necessary changes to address Primo's low valuation. Legion Partners believes that in order to eliminate conflicts of interest on the Board, improve accountability of management and realize the significant growth potential of the Company, the Board needs to be refreshed with a new independent Chairman and the replacement of long-tenured Board members.

The full text of the letter is set forth below:

Dear Fellow Shareholders of Primo Water Corporation ("Primo" or the "Company"):

As a large shareholder of Primo, owning approximately 9.1% of Primo's outstanding common stock, we are writing to you to communicate our concerns with the operational and financial underperformance of Primo's management, which we believe have gone largely unchecked due to serious governance issues at the Company. We are deeply concerned that if the Board's governance failures are not corrected, suboptimal performance at the Company will persist. For the past 18 months, we have repeatedly tried to privately engage with the Company to address these concerns and offer solutions. In January of this year, for example, we proposed several potential candidates for addition to Primo's Board of Directors (the "Board"), each of whom have very specific experience and skill sets that we believed would be highly additive and valuable to the Company and all of whom were completely independent of Legion Partners Holdings, LLC or any of its affiliates (collectively, "Legion Partners" or "we"). That effort was not successful, as the Board chose not to add any of these highly qualified candidates as directors, a result we found very disappointing, particularly as the Company has subsequently endured more operational and execution missteps.

We believe the Company's poor operational and strategic execution is a direct result of lax oversight from a Board that has become stale - lacking independence, objectivity, and critical experience. At the same time, Primo's management have offered a multitude of excuses for the Company's poor performance and inability to consistently hit financial guidance. The failure to deliver (or even communicate well to investors) along with migrating explanations from management to rationalize the Company's prolonged underperformance has clearly eroded the market's confidence in Primo's leadership, as reflected in the Company's poor valuation. The Company's weak explanations have included: weather, retailer consolidations and store closings, inability to relocate idle refill machines, machine downtime from refill maintenance re-routing and, most recently, increasing competition. In our view, management must execute more consistently and stop scrounging for new excuses to explain its poor performance.

It is our belief that a refreshed Board, including a new independent Chairman and the replacement of long-tenured "Blue Rhino" affiliated Board members, are critical to eliminating conflicts of interest on the Board and improving the accountability of both the management and the Board in order to realize the significant growth potential of the Company.

In response to our engagement, we suspect that the Board will undertake half-measures, including adding one or more new directors handpicked by a Board controlled by Billy Prim. We do not believe these half-measures will go far enough to help Primo perform optimally and reach its appropriate valuation. As outlined in this letter, the Board must be more meaningfully reconstituted, with the input of all shareholders, in order to address many of the issues plaguing the Company, including to:

- Improve accountability for management's failure to deliver promised location growth, Glacier-related opportunities and the Company's refill pricing and maintenance initiatives,
- Sharpen investor communications,
- Set more appropriate long-term financial targets,
- Enhance corporate governance and
- Remedy excessive pay packages previously paid to executive management.

Primo Has Suffered Under the Helm of Executive Chairman Billy Prim

We believe Billy Prim's track record as Chairman since the Company's IPO on November 4, 2010 at $12 per share is emblematic of Primo's culture of underperformance and poor accountability. At Primo, executives are paid handsomely for underperformance. Mr. Prim and CEO Matt Sheehan have been paid over $38 million in compensation since 2010 for lackluster results.   In addition, after Mr. Sheehan officially transitioned into the CEO role in May 2017, Primo's 1-year, 2-year and 3-year share price continued to exhibit a consistent pattern of underperformance.

	Share Price Performance (Total Shareholder Return Including Dividends)			
	1-Year	2-Year	3-Year	Since November 4, 2010 (IPO price of $12)
Primo Water Corporation	**(34%)**	**9%**	**14%**	**7%**
Russell 2000 Index	(7%)	13%	35%	142%
Relative Performance vs. Russell 2000 Index	**(28%)**	**(5%)**	**(21%)**	**(135%)**

Source: Capital IQ, Bloomberg

Improving Accountability for Management's Poor Execution, Poor Decision-Making and Poor Strategic Planning

Promised Location Growth

We attribute some of Primo's low valuation to management's failure to deliver on promises for location expansion. However, with the right management team in place, we believe Primo can significantly grow its refill, exchange and dispenser locations.

As recently as 2017, management stated its belief that there were a large number of retail locations for future growth:

> *"We believe there are over 250,000 major retail locations throughout the United States and Canada that we can target to sell our Refill, Exchange or Dispensers products." – Primo's 2017 10-K*

Yet, a year after telling investors there were 250,000 potential locations, management characterized the opportunity as significantly smaller - roughly 150,000 locations disappeared.

"We believe there are over 50,000 additional major retail locations throughout the United States and Canada that we can target to sell our Refill, Exchange and Dispensers products."
– Primo's 2018 10-K

Despite this obvious attractive growth opportunity, Primo's actual location count is FALLING. We believe this is because management lacks the ability to sell and not because there is a lack of great location targets.

Location Type	FYE 2017	FYE 2018	Q1 2019	Q2 2019
Refill	25,000	24,600	24,300	23,100
Exchange	13,500	13,200	13,200	12,800
Total Refill and Exchange	**38,500**	**37,800**	**37,500**	**35,900**
Dispenser	7,500	7,300	7,200	8,700
Total (with Dispensers)	**46,000**	**45,100**	**44,700**	**44,600**

Source: SEC filings and Investor Presentations
Note: Company makes little profit on dispenser sales as compared to more valuable refill and exchange locations

As Primo's location count has declined, management's response seems to be to move the goal posts to a measure that might be more achievable – again, demonstrating the lack of accountability under the current Board:

"As noted, we continue to emphasize driving same-store sales and unit economics rather than new locations." – CEO Matt Sheehan – August 8, 2018

As is the case for most companies, investors are focused on seeing management deliver on originally forecasted location growth and when promises are not met, credibility issues arise.

Glacier-Related Opportunities Lost

We believe another major contributor to the Company's unacceptably low valuation is management's failure to deliver on Glacier-related opportunities. At the time of the Glacier acquisition in 2016, CEO Matt Sheehan and Executive Chairman Billy Prim both promised investors that cross-selling was a big opportunity from the acquisition:

"This transaction offers cross-selling opportunities. As we compare the retail locations between Primo and Glacier, there's very little overlap and we believe there is an opportunity to expand the portfolio per location." – CEO Matt Sheehan – October 10, 2016

Looking at the Los Angeles market now, almost three years after the Glacier deal was announced, there has been little observable cross-selling. In fact, within many areas in Los Angeles, exchange locations are limited in key parts of the city. Making matters worse, one of the few retailers in Los Angeles offering exchange, Office Depot, has closed many of its stores. This is rather striking because there are hundreds of refill machines in Los Angeles suggesting many retail relationships exist, yet management has been unable to deliver on one of the key stated opportunities provided by the Glacier acquisition. On a national level, based on the location information listed on the Company's website, there are under 1,200 locations, excluding Walmart, that include both a Primo Exchange and Refill machine at the same location. This data suggests that cross-selling has been an absolute failure across the entire U.S. under the current leadership team.

Additionally, following the Company's Q2 2019 earnings call, the Company made us aware of a startling revelation in explaining declining refill placements. While historically, Glacier had sales employees who would redistribute refill machines when a retailer went dark, those important employees had been eliminated from the Company as part of management's ill-conceived synergy plan. In our view, the decision to eliminate these sales employees in favor of earning short-term profits further evidences management's record of poor decision-making and weak strategic planning and a lack of effective oversight by the Board.

At the time of the Glacier acquisition, Billy Prim noted:

> *"...our belief is that we have two great brands out there that consumers recognize and have been used to shopping at their different stores, and we will continue with those two great brands for the foreseeable future..." – CEO Billy Prim – October 10, 2016*

More recently, however, management has been telling a different story about the Glacier business:

> *"Our testing showed that Glacier brand alone did not drive consumer demand. In fact, in our consumer testing, the net promoter score of Glacier is 18 compared to the Primo brand score of 55, a stark difference. Secondly, growing two brands is difficult and inefficient. As we continue to invest in marketing, the razor, razor blade model, two brands simply does not make sense, is more expensive and much less efficient." – CEO Matt Sheehan – November 6, 2018*

This resulted in a sizable impairment of the value management and the Board thought they purchased with Glacier:

> *"...we decided to discontinue the Glacier brand in Refill. This resulted in noncash charges totaling $63.1 million to reduce the book value to the estimated fair value." – CFO David Mills – November 6, 2018*

Poor Execution of Refill Pricing and Maintenance Initiatives

The indigestion associated with the Glacier acquisition has continued in the form of broader executional missteps and testing, a competency Primo has historically articulated as a part of its "culture." CEO Matt Sheehan has provided investors with many explanations of how the testing culture works at Primo:

> *"It is important to reiterate the scientific, and often, patient approach we take to testing any idea across our business. When we do deploy at scale, it is because of the testing protocol we have in place, which provides assurance that the initiative will be an effective use of capital." – CEO Matt Sheehan – March 6, 2018*

Most CEOs would have stopped with a high-level description of the testing process, but Mr. Sheehan continued to explain chapter and verse about how the testing protocol is implemented:

> *"In general, we run tests through the 3 phases. Phase 1, this phase typically consists of pockets of 10 to 50 locations and lasts anywhere from 3 to 6 months. We compare test results to their expected results when balanced against the control location group. This allows us to see the results largely in isolation versus the noise factors in performance. We can also move quickly without needing to distract the broader organization. Most importantly, if a test fails, it occurs fast in a low-cost manner. We judge the results of these tests in terms of lift versus expectations as well as predetermined IRR hurdles.*
>
> *The IRR of a test on the small-scale should only improve when sourcing and deploying at full-scale. If a test is successful in Phase 1, we then move to Phase 2, where we expand the location count and intent of the test. The location count here will typically involve between 100 and 500 locations and is representative of the profile of our retailers and consumers nationwide. Because this phase requires incremental time to Phase 1, we like to see a continuation, if not an acceleration of results as well as the preparation of how to deploy at scale, assuming success.*
>
> *We are also working on improved sourcing in anticipation of scale. Based on results, we will then make a determination that these tests are worthy of a larger rollout, which takes us to Phase 3. For items that reach Phase 3, our attention shifts to a full-scale rollout, determining the timing and number of locations. With that testing protocol in mind, I'll update you on progress as it relates to our key strategies." – CEO Matt Sheehan – March 6, 2018*

It was therefore surprising to learn, later in 2018, that during its plans to increase refill pricing, the Company also re-routed the maintenance of the refill machines without proper testing, which led to severe drops in volume due to higher than normal machine downtime. Rather than properly testing the new maintenance protocols, management appeared to blindly implement them:

"As we analyze the Q2 and Q3 data, with a higher volume drop than expected, we uncovered what we believe was the primary cause of the decline: a lack of visibility to machine downtime. Let me explain. In the second quarter, we also made some important steps to increase efficiency and optimize service to our Refill network. First, we implemented new handheld technology, replacing 25-year-old system. Secondly, we implemented Omnitracs Roadnet routing technology. Using these 2 new pieces of technology as a foundation, we were able to completely reroute the service frequencies to optimize service, which we still believe will bring significant long-term cost savings to the Refill business when volume returns." – CEO Matt Sheehan – November 6, 2018

It's ironic that just weeks after touting the Company's extensive testing protocols, beginning in Q2 2018, Primo's senior management disastrously impacted the Company's refill volumes and, since they changed prices and re-routed the maintenance at the same time, it took them **months** to figure this out and admit to shareholders how much damage they had inflicted on the business.

(volume growth in gallons)	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019
Refill volume change (YoY)	1%	(18%)	(15%)	(11%)	(15%)	(6%)

Source: SEC filings and transcripts

While management previously indicated that they had tested refill pricing increases, now management admits that a blanket price increase did not work well in all locations and needs to be tailored by geography. This was a rather stunning admission given that prices were historically different across the country and even among machines that were located only blocks apart.

As admitted in graphic detail on a recent conference call, management's testing protocol failed in navigating a significant pricing decision effectively:

*"Moving on to pricing. As we discussed over the last several quarters, our pricing strategy was initially a $0.05 increase across our outdoor locations. With some time behind us now, we can see that the pricing worked in many locations. It's also clear, however, that in several markets, the **consumers did not tolerate the increase as well**, or competition used it as an opportunity. Given that, we have begun optimizing prices by market. In some competitive markets, **we will be reducing prices back to or below our original per gallon price in order to win back consumers**. In others, we have moved to a consistent single price. We believe that the combination of centralized pricing management with a local market knowledge is the best pricing strategy going forward. This allows us to operate as a market leader while we increase our competitiveness in some markets that represent significant volume." – CEO Matt Sheehan – May 7, 2019*

We believe this string of poorly executed initiatives has damaged management's credibility and negatively impacted the Company's stock price. We are particularly disappointed because earlier this year we suggested a specific candidate for the Board who would have added extensive distribution/logistics experience – an area where management clearly needs help.

Sharpening Shareholder Communications

We believe effective communication is critical to building and maintaining the confidence of long-term shareholders. This includes appropriate levels of transparency, consistent messaging and high levels of accountability. We are concerned that the shifting explanations for the Company's poor performance relative to the goals Primo laid out following the Glacier acquisition, the lack of transparency on underlying growth metrics (cross-selling in particular), and management's confusing comments made during the first and second quarter 2019 earnings calls, have all demonstrated poor communication skills and served to severely damage management's credibility.

For example, on the Company's May 7, 2019 earnings call, there was a new mention of "competition" that appeared to cause considerable concern and confusion in the market. As noted above, after an entire year of roughly 15% declines in refill volumes, management has yet to stabilize the self-inflicted declines in its refill business. It was therefore surprising to hear CEO Matt Sheehan raise "competition" three times during the May conference call as an excuse for this underperformance, which he was then asked about repeatedly during the Q&A and follow-up calls by other investors.   While management has subsequently admitted that the "competition" issue is very small in the grand scheme of the business, impacting only about 5% of Primo's machines, we believe investors were left guessing whether it was a new "alarming" issue, given that we understood refill to have roughly 90% market share. The losses suffered by shareholders following this earnings call were substantial. By the close of trading three weeks later on May 28, 2019, the stock had declined 29%.

In our view, it is clear that Mr. Sheehan is struggling. Both the overall story, as he attempts to articulate it, and his explanations of operating performance of the business segments, do not appear to resonate well with investors or instill confidence that management can effectively execute on its long-term plan. Primo is an incredible business with significant scale, but we do not believe Mr. Sheehan is capable of crafting the investor relations story or communicating the details in order to improve the Company's valuation. Again, we are particularly disappointed in Mr. Sheehan's communications because earlier this year we suggested a specific candidate for the Board who has significant capital markets expertise which would have provided critical insights into improving shareholder communications.

Appropriately Setting Long-Term Financial Targets

Management promised substantial topline growth and profitability to investors in early 2018. Now, over a year later, management has trimmed its adjusted EBITDA guidance to 20% to 22% from 20% to 24% and left the revenue growth rate unchanged. Management's stated reason for this decrease in adjusted EBITDA margin was an increase in sales and marketing expense. However, since the revenue growth rate is unchanged, we are perplexed as to why spending more on sales and marketing than planned in early 2018 would be a rational trade-off. On a trailing 12-month basis, both adjusted EBITDA dollars of $51 million and adjusted EBITDA margin of 16.9% are below levels achieved in fiscal year 2017 of $54.5 million and 19.1%.

The Company's recent financial results provide further evidence that management is not performing well and struggling to deliver on the substantial profitability improvement opportunities that have been promised. Investors deserve to have more clarity from management on: 1) what the exact levers are that will produce improved margins; and 2) a realistic explanation of how fast the margin structure of the business can be improved.

Enhancing Corporate Governance and Addressing Excessive Executive Compensation

We have made constructive recommendations to the Board to help improve Primo's governance and compensation structure to benefit all shareholders. Our preference has been for the Company to proactively adopt these changes as opposed to the need for increased pressure from shareholders. While some of our suggestions have been implemented, we believe the most significant areas for improvements have not received proper attention – or timely action. These include:

- **De-staggering the Board**. We believe all directors should be held accountable annually. During our most recent conversation with Billy Prim in August, he refused to provide a rationale for maintaining this entrenchment tool.
- **Removing the significant compensation burden borne by shareholders for paying both an Executive Chairman and CEO.** Given the large number of operational blunders and lack of new location growth, shareholders do not appear to be getting much positive benefit from the current structure.
- **Rectifying the historical lack of transparency around the enormous transfer of wealth from shareholders to Billy Prim and Matt Sheehan** through the "Value Creation Plan", which in our view has not been adequately disclosed in the Company's prior proxy filings.
- **Substantially refresh the Board** through the appointment of new independent members with skill sets better aligned to help management increase shareholder value. We believe there are too many prior business and social relationships between the existing Board members. For example, long-tenured directors Malcolm McQuilkin, Richard Brenner, and David Warnock all have ties to Blue Rhino, a company founded by Executive Chairman Billy Prim.

We believe the historical transfer of wealth from shareholders to Billy Prim and Matt Sheehan through the "Value Creation Plan" is clear evidence of how conflicts of interest on the Board have permanently damaged shareholders. After the Company's IPO in November 2010 at $12 share, as CEO, Mr. Prim repeatedly missed forecasts and pursued the failed acquisition of Omnifrio, causing the stock to plummet to $1.39 per share. At that point in time, the Board put in place the "Value Creation Plan," which appears to have resulted in Mr. Prim, Mr. Sheehan, and former CFO Mark Casteneda receiving a windfall payout of more than $35 million (calculated based on the share price at the time in which these awards vested in 2015 and 2016) in addition to their existing annual pay packages, which included salary, annual bonuses and stock option awards. Payouts awarded to the top three executives at the Company at the end of fiscal years 2015 and 2016 account for 84% of the total adjusted EBITDA generated in 2015 and 2016. This substantial transfer of value does not appear to have been disclosed to investors in the Company's historical Summary Compensation Tables. Moreover, such a transfer of wealth, was clearly unjustified given the prolonged underperformance of the Company and should be reexamined by a refreshed Board.

Given the history of conflicts of interest, poorly designed compensation plans, and unfriendly governance mechanisms entrenching board members, we are particularly disappointed because earlier this year we suggested specific candidates for the Board who have significant expertise in corporate governance best practices and executive compensation plan design.

Board Refreshment

We continue to believe that the Board must undergo significant refreshment in order to improve its independence and better hold management accountable for the substantial performance Primo is capable of producing. In our view, Messrs. Prim, McQuilkin, Brenner, and Warnock have served too long and need to be replaced with new, truly independent directors who offer fresh perspectives and experience that better fits the Company's opportunities and needs.

We had hoped to make more progress on addressing these issues through private, direct dialog with the Company. The Board's outright dismissal of our good faith efforts earlier this year to assist with a Board refreshment was deeply disappointing.   However, the lack of substantive steps to hold management accountable in the face of continued financial and operational underperformance has solidified our belief that the Board needs to be more meaningfully reconstituted.

We look forward to continuing to communicate directly with the Board on restoring function and independence to the Board and hope that the Board approaches these discussions in good faith and with greater urgency.

Sincerely,

   

Chris Kiper   Ted White
Managing Director   Managing Director

About Legion Partners

Legion Partners is a long-term-oriented activist fund focused on producing superior risk-adjusted returns for clients. Legion Partners' investment strategy is concentrated on North American small cap equities, utilizing deep fundamental research and long-term shareholder engagement to drive superior performance over time.

Media contact:

Sloane & Company
Dan Zacchei / Joe Germani
212.486.9500
dzacchei@sloanepr.com / jgermani@sloanepr.com

Source:
Legion Partners Holdings, LLC